KELLER & COMPANY, INC.

Financial Institution Consultants

Investment and Financial Advisors

555 Metro Place North Suite 524 Dublin, Ohio 43017	614-766-1426 614-766-1459(fax)

August 9, 2004

Board of Directors

Savings Institute Bank and Trust Company

803 Main Street

Willimantic, CT 06226

To the Board:

In response to a request from the Office of Thrift Supervision we hereby submit an independent appraisal update (“Update”) of the pro forma market value of the to-be-issued stock of SI Financial Group, Inc. (the “Corporation”), which is the mid-tier holding company of Savings Institute Bank and Trust Company (“Savings Institute” or the “Bank”). The Corporation is a subsidiary of SI Bancorp, MHC. Such stock is to be issued in connection with a minority stock offering by the Corporation, with SI Bancorp, MHC to own 58 percent of the Corporation. This Update of the Corporation’s pro forma market value as of August 5, 2004, was prepared after a review of our original appraisal report as of May 21, 2004, (“Original Appraisal”) and is being submitted to the Office of Thrift Supervision as an update of the Original Appraisal.

This Update is based on conversations with the management of Savings Institute and the law firm of Muldoon Murphy Faucette & Aguggia LLP, Washington, D.C. As in the preparation of the Original Appraisal, we believe the data and information used herein are accurate and reliable, but we cannot guarantee the accuracy of such data.

In preparing this Update, we have given consideration to current market conditions, the recent performance of Savings Institute and the recent performance of publicly-traded thrift institutions, including those institutions in Savings Institute’s comparable group, and recently converted thrift institutions. The comparable group was screened to eliminate any institutions involved in merger/acquisition activities, but none of the comparable group institutions was eliminated due to such involvement. Further investigation into merger/acquisition activity involving publicly-traded thrift institutions in Savings Institute’s city, county and market area revealed no institutions involved in such activity, as indicated in Exhibit 1.

We have recognized a reinvestment rate of 1.25 percent before taxes in this Update, the same rate indicated in the Original Appraisal, based on current short term interest rates.

We have updated the three valuation methods used in the Original Appraisal based on Savings Institute’s June 30, 2004, financials and using the stock prices of publicly-traded thrift institutions as of August 5, 2004. Exhibits 2 and 3 provide stock prices, key valuation ratios and other pertinent

Board of Directors

Savings Institute Bank and Trust Company

August 9, 2004

data for all publicly-traded, FDIC-insured thrift institutions excluding mutual holding companies. Exhibits 4 and 5 provide stock prices, key valuation ratios and other pertinent data for all publicly-traded, FDIC-insured mutual holding companies. Exhibit 6 identifies the Bank’s comparable group and provides comparative operating and financial data on Savings Institute and the comparable group institutions.

Exhibit 7 provides a summary of publicly-traded thrift conversions since January 1, 2003, and the relative movement of their share prices. For the nineteen conversions completed from January 1, 2003, to August 5, 2004, including nine mutual holding companies, the average percentage price change one day after IPO in 2003 was a positive 46.82 percent with a median of 58.50 percent, from a low of 15.10 percent to a high of 69.90 percent. The average percentage price change one day after IPO to date in 2004 has been a much lower 22.36 percent with a median of 22.50 percent, from a low of (0.50) percent to a high of 51.70 percent. The average percentage price changes one week after IPO for those nineteen conversions were a similar 47.17 percent and 23.64 percent in 2003 and 2004 to date, respectively. It should be noted that of the eleven conversions completed since January 1, 2004, two were trading at prices lower than their IPO prices one month after IPO and two additional 2004 conversions were trading below their first day prices one month after IPO.

As presented in Exhibit 8, since May 21, 2004, there have been varying movements in the price to earnings multiple, the price to core earnings multiple, the price to book value ratio and the price to assets ratio of Savings Institute’s comparable group, all publicly-traded, FDIC-insured thrifts in the United States (“all thrifts”) and all FDIC-insured thrifts traded on NASDAQ. The average price to net earnings multiple for the comparable group increased by 3.44 percent, while the average price to core earnings multiple for the comparable group increased by 2.35 percent from 15.76 times earnings to 16.13 times earnings during that period. The average market price to book value ratio for all thrifts increased by 0.66 percent from 146.90 percent at May 21, 2004, to 147.87 percent at August 5, 2004, but decreased by 0.48 percent from 135.32 percent to 134.67 percent for the comparable group. The average price to assets ratio decreased from 14.70 percent to 14.32 percent for all thrifts and decreased from 13.71 percent to 13.14 percent for the comparable group for the same time period. Exhibit 8 also presents the values, numerical changes and percentage changes of the SNL Thrift Index, the Dow Jones Industrial Average (DJIA) and the Standard and Poors 500 (S & P 500) as of May 21, 2004, and August 5, 2004. As indicated, from May 21, 2004, to August 5, 2004, the SNL Thrift Index decreased 3.31 percent, while the DJIA decreased 0.87 percent and the S & P decreased 1.18 percent. The trend in the market price of thrift stocks since the Original Appraisal indicates a 3.04 percent decrease in the average price per share for all publicly-traded thrifts and a smaller decrease of 0.69 percent for the comparable group.

Exhibit 9 presents detailed market, pricing and financial ratios for Savings Institute, all thrifts, the 2 publicly-traded Connecticut thrifts and the comparable group as of August 5, 2004.

Exhibit 10 provides Savings Institute’s June 30, 2004, assets and equity, which are different from those used in the Original Appraisal. The Bank had assets of $555,204,000 and equity of

Board of Directors

Savings Institute Bank and Trust Company

August 9, 2004

$34,493,000 at June 30, 2004, and net and core income after taxes of $3,113,000 and $3,699,000, respectively, for the twelve months ended June 30, 2004. This Update recognizes and incorporates such current assets, equity and earnings.

The trend in the market price of thrift stocks since the Original Appraisal indicates a 0.69 percent decrease in the average price per share of the ten comparable group institutions. Of those ten institutions, eight experienced decreases in their price per share and two experienced increases. As previously detailed, the pricing ratios also demonstrated varying movement since May 21, 2004. From May 21, 2004, to August 5, 2004, the comparable group’s average price to core earnings multiple increased by 2.35 percent and its average price to book value ratio decreased by 0.48 percent.

This Update is based on a review of each of the adjustments made in the Original Appraisal relative to the comparable group and of the pro forma closing pricing ratios of converting thrift institutions and trends in market pricing and pricing ratios. This Update incorporates the following adjustments:

	Original Appraisal	Update
Earnings Performance	Downward	None (1)
Market Area	Downward	None
Financial Condition	None	None
Asset, Loan and Deposit Growth	None	None
Dividend Payments	Downward	None
Subscription Interest	Upward	None
Liquidity of the Stock	Downward	Downward
Management	None	None
Marketing of the Issue	None	None

(1)	Although Savings Institute indicates historically lower earnings and a lower return on average assets compared to the comparable group, as well as lower earnings for the twelve months ended June 30, 2004, compared to the twelve months ended March 31, 2004, the proceeds to be realized in the current offering have the potential to increase earnings in future years.

In our opinion, considering the foregoing factors, an 11.8 percent upward adjustment to the pro forma midpoint value of the Corporation is warranted at this time.

Board of Directors

Savings Institute Bank and Trust Company

August 9, 2004

This updated valuation of the Corporation is based on the following valuation ratios as of August 5, 2004:

Price to earnings multiple:
Midpoint	27.78	x
Super maximum	35.73	x
Price to core earnings multiple:
Midpoint	23.74	x
Super maximum	30.63	x
Price to book value ratio:
Midpoint	78.20%
Super maximum	83.84%
Price to assets ratio:
Midpoint	14.83%
Super maximum	18.69%

As indicated above, at the midpoint, the price to book value ratio increased from 75.60 percent at May 21, 2004, to 78.20 percent as of August 5, 2004; the price to net earnings multiple increased from 23.83 to 27.78; the price to core earnings multiple increased from 18.89 to 23.74; and the price to assets ratio increased from 13.87 percent to 14.83 percent as of August 5, 2004. At the super maximum, the price to book value ratio increased from 81.68 percent at May 21, 2004, to 83.84 percent as of August 5, 2004; the price to net earnings multiple increased from 31.05 to 35.73; the price to core earnings multiple increased from 24.67 to 30.63; and the price to assets ratio increased from 17.52 percent to 18.69 percent as of August 5, 2004.

Exhibit 15 details the fully converted pricing ratio premium or discount applied to the comparable group to determine the value of the Corporation. The midpoint discount from the comparable group average price to book value ratio was 41.94 percent at August 5, 2004, lower than the discount of 44.13 percent at May 21, 2004. The price core earnings multiple premium at the midpoint increased significantly from 19.87 percent to 47.16 percent during that time period. The midpoint premium of 1.21 percent in the price to assets ratio at May 21, 2004, increased to a premium of 12.90 percent at August 5, 2004. At August 5, 2004, the super maximum price to book value ratio discount was 37.75 percent, the price to core earnings multiple premium was 89.88 percent and the price to assets ratio premium was 42.25 percent.

As indicated in the Prospectus, at or for the three months ended March 31, 2004, based on the minority shares to be sold in the offering, representing 40 percent of the total number of shares to be issued, and the actual net proceeds of the offering, the price to book value ratio will range from

Board of Directors

Savings Institute Bank and Trust Company

August 9, 2004

129.99 percent at the minimum to 161.95 percent at the super maximum; and the price to core earnings multiple will range from 25.14 times earnings at the minimum to 40.00 times earnings at the super maximum.

The valuation range in the Original Appraisal indicated a fully converted midpoint of $85,000,000, with a minimum of $72,250,000, a maximum of $97,750,000, and a super maximum of $112,412,500. In our opinion, based on Savings Institute’s June 30, 2004, financials, the pricing ratios and price fluctuation of the Bank’s comparable group, current pricing ratios and trends in the market since the Original Appraisal and the revised adjustments relative to the comparable group indicated previously, the fully converted midpoint value of the Corporation as of August 5, 2004, was $95,000,000, with a minimum of $80,750,000, a maximum of $109,250,000, and a super maximum of $125,637,500, representing 8,075,000 shares, 9,500,000 shares, 10,925,000 shares and 12,563,750 shares at $10.00 per share at the minimum, midpoint, maximum and super-maximum, respectively.

The fully converted pro forma market value or appraised value of the Corporation was $95,000,000 at the midpoint as of August 5, 2004.

Sincerely,

/s/ Keller & Company, Inc.

KELLER & COMPANY, INC.